UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2013
of
DUKE ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION, 550 South Tryon Street,
Charlotte, North Carolina 28202-1803

DUKE ENERGY
RETIREMENT SAVINGS PLAN

NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee of Duke Energy Corporation
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Duke Energy Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 18, 2014

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(IN THOUSANDS)

	2013	2012
Assets

Investments, at fair value
Participant directed investments	$6,583,633	$—
Plan interest in Duke Energy Retirement Savings Plan Master Trust	—	3,935,435

Receivables
Notes receivable from participants	120,884	81,313
Employer's contributions	1,911	1,686

Total receivables	122,795	82,999

Net assets, at fair value	6,706,428	4,018,434
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(17,664)	(14,512)

Net assets available for benefits	$6,688,764	$4,003,922

See Notes to Financial Statements

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

(IN THOUSANDS)

Additions to net income attributable to:

Investment income
Net appreciation in fair value of investments	$662,614
Interest and dividends	61,417

Total investment income	724,031

Interest income on notes receivable from participants	3,354

Contributions
Participants'	142,773
Employer's	86,892
Participants’ rollover	4,665

Total contributions	234,330

Total additions	961,715

Deductions from net assets attributed to:

Benefits paid to participants	(350,192)
Administrative fees	(3,032)

Total deductions	(353,224)

Net increase prior to transfers	608,491

Transfer from Progress Energy 401(k) Savings & Stock Ownership Plan	2,076,351

Net increase	2,684,842
Net assets available for benefits, beginning of year	4,003,922

Net assets available for benefits, end of year	$6,688,764

See Notes to Financial Statements

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan
The following description of the Duke Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation and Purpose
The Plan is a defined contribution plan sponsored by Duke Energy Corporation (Duke Energy). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as Participating Companies. The Plan is administered by the Duke Energy Benefits Committee (Benefits Committee) and trusteed by the Fidelity Management Trust Company (Fidelity).
The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides indirect ownership in Duke Energy common stock. The Plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, 2) are paid on the Participating Company’s U. S. payroll system, and 3) are non-union (unless agreed to in a collective bargaining agreement).
Contributions
Duke Energy automatically enrolls new full time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan Administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.
Participants may elect to contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions, and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.
Duke Energy generally matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. A different matching contribution formula may apply to certain groups of employees covered by a collective bargaining agreement. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.
Participants age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2013, the IRC allowed participants age 50 or older to contribute up to $5,500 over and above the $17,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy does not provide a base company match on these additional contributions.
Rollover Contributions to the Plan
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $4,665,000 were made to the Plan in 2013.
Investments
Participants may invest their Plan accounts in any or all of the core investment funds offered in the Plan. These core investment funds are institutional funds unavailable to investors outside of the Plan. The value of an account is updated each business day. As of December 31, 2013, 19 funds were offered for investment.
The Plan offers a brokerage option, BrokerageLink, whereby participants can elect to invest their Plan accounts in publicly traded securities (excluding Duke Energy securities) and mutual funds not offered directly by the Plan.
The Plan also offers an investment advisory services (Professional Management) program through the independent investment advice and management services provider, Financial Engines Advisors, LLC. Participants in the Professional Management program are charged an annual fee of .50% on their average account balance. Participants may cancel their participation in the Professional Management program at any time without penalty.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Participating Company’s contributions, and allocations of Plan earnings and charged with benefit payments, allocations of Plan losses, and administrative expenses. Allocations are based on participant elections and earnings and/or account balances, as defined in the Plan document.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.
Vesting and Distribution
A participant generally is 100% vested in their Plan account. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals, and withdrawals of rollover and after-tax accounts at any time. A hardship distribution must comply with Section 401(k) of the IRC.
Forfeitures
Generally, upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2013 and 2012, forfeitures of $535,931 and $563,188, respectively, were included in Plan assets. No forfeited nonvested participant balances were applied to reduce employer contributions in 2013 or 2012.
Payment of Benefits
Upon termination of employment, including retirement, death or disability, a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of all or a portion of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant (or spouse beneficiary) may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death. Distributions are paid in a lump sum for vested benefits of $1,000 or less.
Notes Receivable From Participants
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their vested account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.
Plan Merger
Effective at the close of business on December 31, 2013, the Progress Energy 401(k) Savings & Stock Ownership Plan was merged into the Plan. As a result, Progress Energy 401(k) Savings & Stock Ownership Plan assets totaling approximately $2,076 million were transferred into the Plan on December 31, 2013.
Effective at the close of business on December 31, 2012, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (collectively, the Merged Plans) were merged into the Plan. Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) assets totaling approximately $205 million and Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) assets totaling approximately $347 million were transferred to the Plan on December 31, 2012. Employees participating in the merged plans automatically became participants in the Plan and are entitled to receive accrued benefits immediately after the merger that are equal to their accrued benefits under the Plan immediately prior to the effective date of the merger.
Plan Termination
Duke Energy expects and intends to continue the Plan indefinitely, but has the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
Investments are reported at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contracts as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.
The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits paid to participants are recorded when paid.
Administrative Expenses
A portion of administrative expenses of the Plan are paid by Duke Energy.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

3. Investments
The Plan was a participant in the Duke Energy Retirement Savings Plan Master Trust (RSP Master Trust) prior to the plan merger effective at the close of business on December 31, 2012 (see Note 1) with the following Duke Energy sponsored plans, whose investments were also held in the RSP Master Trust prior to the plan merger:
The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covered union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.
The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by the Utility Workers Union of America, Local 600, The International Brotherhood of Electrical Workers, Local 1347 and Local 352, The United Steelworkers of America, Local 12049 and Local 54-106, The Employees’ Representation Association, and UNITE HERE, Local 1995.
As of December 31, 2012, the Plan's net assets represented 100% of the net assets of the RSP Master Trust. The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy.
The fair value of individual investments that represent 5% or more of the the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows (in thousands):

	2013		2012
*Duke Energy Common Stock Fund	$1,903,025		$1,218,468
Stable Value Fund	618,956		381,439
US Equity S&P 500 Index Fund	1,427,099		392,742
US Equity Large Cap Value Fund	—	***	268,058
Non-US Equity Blend Fund	359,933		151,656	**
Fixed Income Blend Fund	317,344	**	210,047
* Denotes a party-in-interest.
** Represents less than 5% of net assets available for benefits as of this date.
*** After the close of business on December 31, 2013, the US Equity Large Cap Value Fund was removed from the Plan's investment fund options and the fund's assets were transfered to the US Equity S&P 500 Index Fund.
During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Duke Energy Common Stock Fund	$96,409
Institutional funds	482,580
Mutual funds	45,829
Non-employer common stock	30,747
Stable value fund	7,049
Total net appreciation in fair value of investments	$662,614

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

4. Exempt Party-in-Interest Transactions
Fidelity is the Trustee for all Plan investments, as defined by the Plan. Fidelity invests the Duke Energy Common Stock Fund in shares of Common Stock. Additionally, a portion of the Duke Energy Common Stock Fund and certain other core investment funds offered in the Plan is maintained in cash. Fidelity administers the cash at the direction of Duke Energy or the respective fund managers, and therefore, such transactions qualify as party-in-interest transactions. Transactions pertaining to Fidelity funds held in individual participant BrokerageLink accounts also qualify as party-in-interest transactions.
5. Federal Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Duke Energy by a letter dated September 27, 2013, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2010.
6. Investment Risk
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.
The Plan has invested a significant portion of its assets in the Duke Energy Common Stock Fund. This investment in the Duke Energy Common Stock Fund approximates 28% and 30% of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, respectively. As a result of this concentration, any significant fluctuation in the market value of the Duke Energy Common Stock Fund could affect individual participant accounts and the net assets of the Plan.
7. Benefit-Responsive Investments
The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a wrapper contract issued by a third-party.
As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of such an event is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
The yield earned by the contract for the years ended December 31, 2013 and 2012 was 1.57% and 1.39%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.
The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2013 and 2012 was 1.89% and 2.49%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

As of December 31, 2013 and 2012, the contract values of the Plan’s Stable Value Fund were approximately $601,292,000 and $366,927,000, respectively. As of December 31, 2013 and 2012, the fair values of the Plan’s Stable Value Fund were approximately $618,956,000 and $381,439,000, respectively. Fair value adjustments of approximately $(17,664,000) and $(14,512,000) were recorded on the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, respectively. The contract values, fair values, and fair value adjustments as of December 31, 2013 include $252,094, 265,458, and $(13,364), respectively, associated with the transfer of assets of the Progress Energy 401(k) Savings & Stock Ownership Plan (see Note 1, Plan Merger).
8. Fair Value Measurements
The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.
Under the amended guidance of FASB Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the NAV per share of the investment as of the reporting entity’s measurement dates. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity’s investments that fall under these rules. As a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance.
The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.
Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following table provides by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 (in thousands):

	2013
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,903,025	$1,903,025	$—	$—

Institutional funds
Large cap	1,491,285	—	1,491,285	—
Blended	857,807	—	857,807	—
International	375,404	—	375,404	—
Small/mid cap	506,432	—	506,432	—
Fixed income blend	317,344	—	317,344	—

BrokerageLink
Mutual funds	265,004	265,004	—	—
Non-employer common stock	194,551	194,551	—	—
Interest-bearing cash	53,286	53,286	—	—
Corporate debt	515	515	—	—
US government securities	24	24	—	—

Stable value fund	618,956	—	618,956	—

Total investments at fair value	$6,583,633	$2,416,405	$4,167,228	$—

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s investments at fair value as of December 31, 2012 (in thousands):

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Duke Energy Common Stock Fund	$1,218,468	$1,218,468	$—	$—

Institutional funds
Large cap	835,675	—	835,675	—
Blended	522,200	—	522,200	—
International	163,332	—	163,332	—
Small/mid cap	160,755	—	160,755	—
Fixed income blend	210,047	—	210,047	—

BrokerageLink	—
Mutual funds	234,999	234,999	—	—
Non-employer common stock	157,855	157,855	—	—
Interest-bearing cash	49,971	49,971	—	—
Corporate debt	669	669	—	—
US government securities	25	25	—	—

Stable value fund	381,439	—	381,439	—

Total investments at fair value	$3,935,435	$1,661,987	$2,273,448	$—
Valuation methods of the primary fair value measurements disclosed above are as follows. There have been no changes in the methodologies used at December 31, 2013 or 2012.
Common stock/Corporate debt/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.
Institutional funds – Large cap: Includes investments in large US value and growth stocks to provide investors with a method for capturing returns of the market of large US value and growth stocks and achieving capital appreciation and over the long term, with an acceptance of the volatility inherent to large US stocks. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.
Institutional funds – Blended: Includes a diversified blend of stocks, bonds, and short-term investments, professionally managed to provide an investment portfolio based on a target date of age 65. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.
Institutional funds – International: Includes diversified investments in the equity of developed and emerging market countries other than the US, ranging from large to micro cap capitalizations, to provide investors with a method for capturing returns of these equity markets, and achieving capital appreciation and income over the long term, with an acceptance of volatility inherent in the developed and emerging non-US markets in aggregate. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Institutional funds – Small/mid cap: Includes diversified investments of common stocks issued by US companies with small to mid capitalizations, attempting to generate investment returns that exceed those of the Russell 2500® Index over a market cycle for investors seeking growth and income and capital appreciation over the long-term, with an acceptance of the volatility inherent in the small/mid size company segment of the US market. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.
Institutional funds – Fixed income blend: Includes investments in a full range of investment grade fixed income securities and small opportunistic allocations to below investment grade and non-dollar bonds for investors seeking current income and the relative security of principal, compared to equity investments. The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.
Mutual funds:Valued at the net asset value of shares held by the Plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 2 measurements.
Stable value fund: Valued at contract value, with adjustment to fair value disclosed in the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in units of underlying funds are valued at their respective net asset values. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology. Deposits to and withdrawals from the Stable Value Fund may be made daily at the current net asset value per unit. There are currently no redemption restrictions or redemption notice period.
The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. During 2012, as a result of a reassessment, the classification of the mutual funds held within BrokerageLink was changed from Level 2 to Level 1 to reflect the valuation methodology and observable inputs used. The change in fair value classification and transfer to Level 1 is reported at the beginning of the reporting period.
9. Plan Changes
Effective as if originally included in the January 1, 2008 restatement of the Plan, the Plan was amended to provide for certain changes requested by the IRS for the issuance of a favorable determination letter. Effective January 1, 2013 the Plan's definition of eligible earnings was amended, and, effective January 1, 2013 and June 1, 2013, the Plan's loan provisions were clarified.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$6,688,764	$4,003,922
Adjustment from contract value to fair value for fully benefit-responsive contracts	17,664	14,512
Net assets per Form 5500	$6,706,428	$4,018,434
The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2013 (in thousands):

Increase in net assets available for benefits prior to transfers per financial statements	$608.491
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,152
Increase in net income per Form 5500	$611,643

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)
*	Duke Energy Common Stock Fund	Common Stock	**	$1,903,025
*	US Equity Small/Midcap Blend Fund	Institutional Fund	**	506,432
*	US Equity All Cap Blend Fund	Institutional Fund	**	64,186
*	Non-US Equity Blend Fund	Institutional Fund	**	359,933
*	Fixed Income Blend Fund	Institutional Fund	**	317,344
*	US Equity S&P 500 Index Fund	Institutional Fund	**	1,427,099
*	Target Retirement Date Fund 2010	Institutional Fund	**	33,201
*	Target Retirement Date Fund 2015	Institutional Fund	**	117,310
*	Target Retirement Date Fund 2020	Institutional Fund	**	192,356
*	Target Retirement Date Fund 2025	Institutional Fund	**	147,207
*	Target Retirement Date Fund 2030	Institutional Fund	**	123,468
*	Target Retirement Date Fund 2035	Institutional Fund	**	50,783
*	Target Retirement Date Fund 2040	Institutional Fund	**	57,964
*	Target Retirement Date Fund 2045	Institutional Fund	**	57,192
*	Target Retirement Date Fund 2050	Institutional Fund	**	25,489
*	Target Retirement Date Fund 2055	Institutional Fund	**	10,557
*	Target Retirement Date Fund Post Retirement	Institutional Fund	**	42,280
	BrokerageLink	Self-directed brokerage account	**	513,380
	Stable Value Fund	Common Collective Trust Fund	**	618,956
	Global Real Estate Investment Trust Fund	Institutional Fund	**	15,471

	Total Investments			$6,583,633

*	Participant Loans	Participant Loans	– 0 –	120,884
		Interest Rates ranging from 3.25% - 10.50%

	Total			$6,704,517
* Permitted party-in-interest
** Cost information is not required for participant-directed investments, and therefore, is not included

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 18, 2014	By:	/s/ Thomas Silinski
Thomas Silinski
Vice President, Human Resource Operations